Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS NET INCOME OF $46.4 MILLION, $0.27 PER SHARE, AND CASH FLOW FROM OPERATIONS OF $85.9 MILLION FOR FISCAL 2021

VANCOUVER, British Columbia – May 20, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reported its financial and operating results for the fourth quarter and twelve months ended March 31, 2021 (“Fiscal 2021). All amounts are expressed in US Dollars, and figures may not add due to rounding.

FISCAL YEAR 2021 HIGHLIGHTS

  Mined 964,925 tonnes of ore and milled 967,581 tonnes of ore, up 9% and 8%, respectively, compared to the prior year, with silver and lead production meeting the production guidance and zinc production beating the production guidance;

  Sold approximately 6.3 million ounces of silver, 4,700 ounces of gold, 67.1 million pounds of lead, and 27.9 million pounds of zinc, up 1%, 42%, 3%, and 10%, respectively, compared to the prior year;

  Revenue of $192.1 million, up 21% or $33.3 million compared to $158.8 million in the prior year;

  Net income attributable to equity shareholders of $46.4 million, or $0.27 per share, up 35% compared to $34.3 million, or $0.20 per share in the prior year;

  Cash cost per ounce of silver, net of by-product credits, of negative $1.80 compared to negative $1.91 in the prior year;

  All-in sustaining cost per ounce of silver, net of by-product credits, of $7.49, compared to $6.86 in the prior year;

  Cash flow from operations of $85.9 million, up 11% or $8.7 million compared to $77.2 million in the prior year;

  Received $6.5 million (CAD$9.0 million) break fee from Guyana Goldfields Inc. (“Guyana Goldfields”) and realized a gain of $15.4 million on disposal of the shares of Guyana Goldfields;

  Paid $4.4 million of dividends to the Company’s shareholders;

  Invested $5.8 million in a private placement of New Pacific Metals Corp. (“NUAG”) to maintain the Company’s ownership interest;

  Acquired a 26.99% interest in Whitehorse Gold Corp. (“WHG”), having a fair market value of $15.1 million as at March 31, 2021, as a result of (a) receiving 5,740,285 WHG common shares under a spin-out transaction completed by NUAG, and (b) subscribing for 5,774,000 WHG common shares at total cost of $1.3 million under a private placement;

  Won an online auction to acquire the exploration rights to the Zhonghe Silver Project from the Henan provincial government of China, with the mineral rights transfer contract pending the national security clearance by the related authorities;

  Acquired a 43.8% interest in the La Yesca Silver Project in Mexico through a new corporate structure, New Infini Silver Inc. for approximately $9.1 million; and

  Strong balance sheet with $199.1 million in cash and cash equivalents and short-term investments, an increase of $56.6 million or 40% compared to $142.5 million as at March 31, 2020. This does not include $212.1 million in total market value of investments in associates and equity investments in other companies as at March 31, 2021.

HIGHLIGHTS FOR Q4 FISCAL 2021

  Mined 163,072 tonnes of ore and milled 180,674 tonnes of ore, up 53% and 76%, respectively, compared to the prior year quarter;

  Sold approximately 1.1 million ounces of silver, 700 ounces of gold, 10.9 million pounds of lead, and 4.6 million pounds of zinc, up 32%, 40%, 13%, and 50% respectively, compared to approximately 0.8 million ounces of silver, 500 ounces of gold, 9.7 million pounds of lead, and 3.1 million pounds of zinc in the prior year quarter;

  Revenue of $35.7 million, up 89% or $16.8 million compared to $18.9 million in the prior year quarter;

  Net income attributable to equity shareholders of $7.0 million, or $0.04 per share, compared to $3.2 million or $0.02 per share, in the prior year quarter;

  Cash cost per ounce of silver, net of by-product credits, of negative $0.39 compared to negative $0.85 in the prior year quarter;

  All-in sustaining cost per ounce of silver, net of by-product credits, of $12.55, compared to $15.17 in the prior year quarter; and

  Cash flow from operations of $2.2 million, compared to $6.3 million in the prior year quarter. The decrease was mainly due to $9.4 million use of cash from working capital changes. Before changes in non-cash working capital, cash flows provided by operating activities in the current quarter were $11.9 million, up $2.7 million compared to $9.2 million in Q4 Fiscal 2020.

CONSOLIDATED FINANCIAL RESULTS

	Three months ended March 31,			Year ended March 31,
	2021	2020	Changes	2021	2020	Changes
Financial
Revenue (in thousands of $)	$35,732	$18,859	89%	$192,105	$158,829	21%
Mine operating earnings (in thousands of $)	13,404	3,204	318%	84,162	59,374	42%
Net earnings attributable to equity shareholders	7,021	3,163	122%	46,376	34,274	35%
Earning per share - basic ($/share)	0.04	0.02	100%	0.27	0.20	35%
Net cash generated from operating activities (in thousands of $)	2,231	6,278	-64%	85,912	77,246	11%
Capitalized expenditures (in thousands of $)	10,115	3,917	158%	45,556	33,671	35%
Cash and cash equivalents and short-term investments (in thousands of $)	199,092	142,519	40%	199,092	142,519	40%
Working capital (in thousands of $)	184,013	130,351	41%	184,013	130,351	41%
Metals sold
Silver (in thousands of ounces)	1,056	800	32%	6,315	6,257	1%
Gold (in thousands of ounces)	0.7	0.5	40%	4.7	3.3	42%
Lead (in thousands of pounds)	10,876	9,654	13%	67,118	65,344	3%
Zinc (in thousands of pounds)	4,580	3,059	50%	27,914	25,401	10%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	20.11	12.29	64%	17.61	13.56	30%
Gold ($/ounce)	1,437	1,250	15%	1,430	1,185	21%
Lead ($/pound)	0.81	0.67	21%	0.75	0.80	-6%
Zinc ($/pound)	0.98	0.51	92%	0.78	0.62	26%

1.	Fiscal 2021 Financial Results

Net income attributable to equity shareholders of the Company in Fiscal 2021 was $46.4 million or $0.27 per share, up 35% or $12.1 million, compared to $34.3 million or $0.20 per share in Fiscal 2020.

In Fiscal 2021, the Company’s consolidated financial results were mainly impacted by i) an increase of 1%, 42%, 3%, and 10%, respectively, in silver, gold, lead and zinc sold; ii) an increase of 30%, 21%, and 26%, respectively, in the realized selling prices for silver, gold and zinc; iii) a $7.7 million gain on equity investment; offset by iv) a decrease of 6% in the realized selling price for lead, and v) a $7.7 million foreign exchange loss.

Revenue in Fiscal 2021 was $192.1 million, up 21% or $33.3 million compared to $158.8 million in Fiscal 2020. The increase was mainly due to i) an increase of $5.9 million arising from the increase in the quantities of metal sold; ii) an increase of $30.2 million arising from the increase in the realized selling price for silver, gold, and zinc; offset by iii) a decrease of $2.8 million arising from the decrease in the realized selling price for lead. Revenues from silver, gold, and base metals were $111.2 million, 6.7 million, and $74.2 million, respectively, up 31%, 72%, and 6%, respectively, compared to $84.9 million, $3.9 million, and $70.0 million in Fiscal 2020. Revenue from the Ying Mining District was $157.3 million, up 20% compared to $131.4 million in Fiscal 2020. Revenue from the GC Mine was $33.3 million, up 21% compared to $27.4 million in Fiscal 2020.

Income from mine operations in Fiscal 2021 was $84.2 million, up 42% compared to $59.4 million in Fiscal 2020. Income from mine operations at the Ying Mining District was $74.2 million, up 37% compared to $54.1 million in Fiscal 2020. Income from mine operations at the GC Mine was $9.8 million, up 72% compared to $5.7 million in Fiscal 2020.

Cash flow provided by operating activities in Fiscal 2021 was $85.9 million, up 11% compared to $77.2 million in Fiscal 2020.

The Company ended the fiscal year with $199.1 million in cash, cash equivalents and short-term investments, up 40% or $56.6 million, compared to $142.5 million as at March 31, 2020.

Working capital as at March 31, 2021 was $184.0 million, up 41% or $53.6 million, compared to $130.4 million as at March 31, 2020.

2.	Q4 Fiscal 2021 Financial Results

Net income attributable to equity shareholders of the Company in Q4 Fiscal 2021 was $7.0 million, or $0.04 per share, up 122% or $3.9 million, compared to $3.2 million, or $0.02 per share in the three months ended March 31, 2020 (“Q4 Fiscal 2020”).

Compared to the prior year quarter, the Company’s consolidated financial results in Q4 Fiscal 2021 were mainly impacted by the following: i) an increase of 32%, 40%, 13%, and 50%, respectively, in silver, gold, lead and zinc sold; ii) an increase of 64%, 15%, 21%, and 92%, respectively, in the realized selling prices for silver, gold, lead, and zinc; offset by iii) a $0.8 million foreign exchange loss, and iv) a $1.1 million loss on equity investments.

Revenue in Q4 Fiscal 2021 was $35.7 million, up 89% or $16.8 million, compared to $18.9 million in Q4 Fiscal 2020. The increase was mainly due to i) an increase of $7.7 million arising from the increase in the quantities of metal sold; and ii) an increase of $9.1 million arising from the increase in the realized selling prices. Revenue from silver, gold, and base metals was $21.2 million, 1.0 million, and $13.5 million, respectively, up 116%, 61%, and 61%, respectively, compared to $9.8 million, $0.6 million, and $8.4 million in Q4 Fiscal 2020. Revenue from the Ying Mining District was $29.5 million, up 88% compared to $15.7 million in Q4 Fiscal 2020. Revenue from the GC Mine was $6.3 million, up 97% compared to $3.2 million in Fiscal 2020.

Income from mine operations in Q4 Fiscal 2021 was $13.4 million, up 319% compared to $3.2 million in Q4 Fiscal 2020. Income from mine operations at the Ying Mining District was $11.8 million, compared to $3.0 million in Q4 Fiscal 2020. Income from mine operations at the GC Mine was $1.6 million, compared to $0.2 million in Q4 Fiscal 2020.

Cash flows provided by operating activities in Q4 Fiscal 2021 were $2.2 million, compared to $6.3 million in Q4 Fiscal 2020. The decrease was mainly due to $9.4 million use of cash from working capital changes. Before changes in non-cash working capital, cash flows provided by operating activities in the current quarter were $11.9 million, up $2.7 million compared to $9.2 million in Q4 Fiscal 2020.

CONSOLIDATED OPERATIONAL RESULTS

	Three months ended March 31,			Year ended March 31,
	2021	2020	Changes	2021	2020	Changes
Ore Prodution (tonne)
Ore mined	163,072	106,595	53%	964,925	885,830	9%
Ore milled	180,674	102,431	76%	967,581	892,215	8%
Metal Proudction
Silver (in thousands of ounces)	1,195	696	72%	6,330	6,291	1%
Gold (in thousands of ounces)	0.3	0.2	50%	3.5	3.3	6%
Lead (in thousands of pounds)	12,156	7,772	56%	68,430	67,373	2%
Zinc (in thousands of pounds)	4,672	3,276	43%	28,012	25,581	10%
Cash Costs
Cash cost per ounce of Silver, net of by-product credits ($)	(0.39)	(0.85)	54%	(1.80)	(1.91)	6%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	12.55	15.17	-17%	7.49	6.86	9%
Cash production cost per tonne of ore processed ($)	85.70	68.93	24%	72.71	68.91	6%
All-in sustaining cost per tonne of ore processed ($)	156.36	188.57	-17%	128.20	125.29	2%

1.	Fiscal 2021 Operational Results

In Fiscal 2021, on a consolidated basis, the Company mined 964,925 tonnes of ore, up 9% or 79,095 tonnes, compared to 885,830 tonnes in Fiscal 2020. Ore milled in Fiscal 2021 was 967,581 tonnes, up 8% or 75,367 tonnes, compared to 892,215 tonnes in Fiscal 2020.

The Company produced approximately 6.3 million ounces of silver, 3,500 ounces of gold, 68.4 million pounds of lead, and 28.0 million pounds of zinc, up 1%, 6%, 2%, and 10%, respectively, compared to 6.3 million ounces of silver, 3,300 ounces of gold, 67.4 million pounds of lead, and 25.6 million pounds of zinc in Fiscal 2020.

In Fiscal 2021, the consolidated cash production cost per tonne of ore processed in Fiscal 2021 was $72.71, up 6% compared to $68.91 in Fiscal 2020, in line with the Company’s annual guidance. The consolidated all-in sustaining production cost per tonne of ore processed was $128.20, an increase of 2% compared to $125.29 in Fiscal 2020, also in line with the Company’s annual guidance.

The consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.80, compared to negative $1.91 in the prior year. The increase was mainly due to an increase of 6% in cash production cost per tonne of ore processed, offset by an increase of $0.99 in by-product credits per ounce of silver. Sales from lead and zinc in Fiscal 2021 amounted to $72.3 million, up 7% or $4.6 million, compared to $67.7 million in Fiscal 2020.

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $7.49, compared to $6.86 in Fiscal 2020. The increase was mainly due to an increase of 2% in all-in sustaining production cost per tonne of ore processed, offset by an increase of $0.99 in by-product credits per ounce of silver.

In Fiscal 2021, on a consolidated basis, a total of 254,900 metres or $8.7 million worth of diamond drilling were completed (Fiscal 2020 – 108,156 metres or $3.5 million), of which approximately 196,320 metres or $5.0 million worth of underground drilling were expensed as part of mining costs (Fiscal 2020 – 108,156 metres or $3.5 million) and approximately 58,580 metres or $3.7 million worth of surface drilling were capitalized (Fiscal 2020 – nil). Mining preparation tunnelling of 34,637 metres that costed $8.9 million was completed and expensed as part of mining costs (Fiscal 2020 – 38,403 m or $10.3 million), and 85,221 metres or $31.5 million worth of tunnels, raises, ramps and declines (Fiscal 2020 – 73,567 metres or $26.3 million) were completed and capitalized.

2.	Q4 Fiscal 2021 Operational Results

In Q4 Fiscal 2021, the Company mined 163,072 tonnes of ore, up 53% or 56,477 tonnes, compared to 106,595 tonnes in Q4 Fiscal 2020. Ore milled in Q4 Fiscal 2021 was 180,674 tonnes, up 76% or 78,243 tonnes, compared to 102,431 tonnes in Q4 Fiscal 2020. The increase was mainly due to an extra month’s operational shutdown due to COVID-19 in Q4 Fiscal 2020.

The Company produced approximately 1.2 million ounces of silver, 300 ounces of gold, 12.2 million pounds of lead, and 4.7 million pounds of zinc, up 72%, 50%, 56%, and 43%, respectively, compared to approximately 0.7 million ounces of silver, 200 ounces of gold, 7.8 million pounds of lead, and 3.3 million pounds of zinc in Q4 Fiscal 2020.

In Q4 Fiscal 2021, the consolidated cash production cost per tonne of ore processed was $85.70, up 24% compared to $68.93 in Q4 Fiscal 2020. The increase was mainly due to certain fixed overhead costs related to mining operations expensed directly as mine general and administrative expense during the extra month operational shut-down in Q4 Fiscal 2020. The consolidated all-in sustaining production cost per tonne was $156.36, down 17% compared to $188.57 in Q4 Fiscal 2020.The decrease was mainly due to higher production resulting in lower per tonne fixed costs allocation.

In Q4 Fiscal 2021, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $0.39, compared to negative $0.85 in Q4 Fiscal 2020. The increase was mainly due to the increase in per tonne cash production cost as discussed above, offset by an increase of $2.44 in by-product credits per ounce of silver.

In Q4 Fiscal 2021, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $12.55, compared to $15.17 in Q4 Fiscal 2020. The decrease was mainly due to the decrease in per tonne all-in sustaining production cost as discussed above and an increase of $0.18 in all-in sustaining costs per ounce of silver.

In Q4 Fiscal 2021, on a consolidated basis, a total of 49,459 metres or $1.6 million worth of diamond drilling were completed (Q4 Fiscal 2020 – 14,612 metres or $0.5 million), of which approximately 41,572 metres or $0.8 million worth of underground drilling were expensed as part of mining costs (Q4 Fiscal 2020 – 14,612 metres or $0.5 million), and approximately 7,887 metres or $0.8 million worth of surface drilling) were capitalized (Q4 Fiscal 2020 – nil. Mining preparation tunnelling of 7,015 metres that costed $1.5 million was completed and expensed as part of mining costs (Q4 Fiscal 2020 – 2,163 metres or $0.7 million), and 10,803 metres or $4.7 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q4 Fiscal 2020 – 9,830 metres or $4.3 million).

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Year ended Mar 31,
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	2021	2020
Ore Prodution (tonne)
Ore mined	112,561	182,268	181,020	174,176	69,379	650,025	598,197
Ore milled	131,725	162,905	179,083	177,689	69,188	651,402	601,605
Head grades
Silver (gram/tonne)	280	297	288	293	297	290	309
Lead (%)	3.9	4.3	4.4	4.6	4.6	4.3	4.6
Zinc (%)	0.8	0.8	0.7	0.8	1.0	0.8	0.9
Recovery rates
Silver (%)	93.7	93.9	94.4	94.7	95.3	94.2	96.0
Lead (%)	95.1	96.4	96.1	96.2	95.7	96.0	95.9
Zinc (%)	65.0	63.3	57.9	63.8	67.7	62.4	63.2
Cash Costs
Cash cost per ounce of Silver, net of by-product credits ($)	1.20	(1.12)	(0.14)	(0.87)	0.30	(0.39)	(1.18)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	10.00	5.24	6.63	4.14	11.86	6.09	5.49
Cash production cost per tonne of ore processed ($)	98.13	83.09	80.06	76.21	83.59	83.01	77.08
All-in sustaining cost per tonne of ore processed ($)	155.14	133.07	132.36	116.99	195.78	132.54	132.52
Metal Proudction
Silver (in thousands of ounces)	1,083	1,464	1,525	1,544	614	5,615	5,592
Gold (in thousands of ounces)	0.3	0.9	1.1	1.2	0.2	3.5	3.3
Lead (in thousands of pounds)	10,504	14,361	16,080	16,941	6,573	57,886	56,436
Zinc (in thousands of pounds)	1,496	1,857	1,643	1,920	999	6,916	7,337

In Fiscal 2021, a total of 208,904 metres or $6.9 million worth of diamond drilling (Fiscal 2020 – 85,643 metres or $2.5 million) were completed at the Ying Mining District, of which a total of 150,324 metres or $3.2 million worth of underground diamond drilling (Fiscal 2020 – 85,643 or $2.5 million) were expensed as part of mining costs and a total of 58,580 metres or $3.7 million worth of surface drilling (Fiscal 2020 – nil) were capitalized. In addition, mining preparation tunnelling of 22,918 metres that costed $6.7 million were completed and expensed as mining preparation costs (Fiscal 2020 – 19,088 metres or $5.7 million), and approximately 73,350 metres or

$27.4 million worth of horizontal tunnels, raises, ramps and declines were completed and capitalized (Fiscal 2020 – 70,240 metres or $23.9 million).

GC Mine	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Year ended Mar 31,
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	2021	2020
Ore Prodution (tonne)
Ore mined	50,511	97,177	86,833	80,379	37,216	314,900	287,633
Ore milled	48,949	97,743	84,850	84,637	33,243	316,179	290,610
Head grades
Silver (gram/tonne)	87	82	81	93	94	85	97
Lead (%)	1.7	1.4	1.8	1.9	1.8	1.7	1.9
Zinc (%)	3.3	3.5	3.4	3.4	3.5	3.4	3.3
Recovery rates
Silver (%)	81.9	82.6	82.5	82.8	80.7	82.5	77.4
Lead (%)	89.7	89.6	89.2	89.8	90.4	89.6	89.3
Zinc (%)	88.2	89.7	87.3	87.3	87.7	88.2	86.0
Cash Costs
Cash cost per ounce of Silver, net of by-product credits ($)	(12.80)	(14.43)	(12.70)	(6.59)	(10.03)	(11.48)	(7.65)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	0.52	(1.05)	(1.78)	2.41	8.31	-	0.77
Cash production cost per tonne of ore processed ($)	58.56	54.07	48.47	47.08	41.94	51.44	51.91
All-in sustaining cost per tonne of ore processed ($)	87.69	78.63	69.07	65.84	88.18	74.09	69.33
Metal Proudction
Silver (in thousands of ounces)	112	212	182	209	82	716	699
Lead (in thousands of pounds)	1,652	2,750	3,006	3,136	1,199	10,544	10,937
Zinc (in thousands of pounds)	3,176	6,816	5,490	5,613	2,277	21,096	18,244

In Fiscal 2021, approximately 45,996 metres or $1.8 million worth of underground diamond drilling (Fiscal 2020 – 22,513 metres or $1.0 million) and 11,719 metres or $2.2 million worth of tunnelling (Fiscal 2020 – 19,315 metres or $4.6 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 11,871 metres or $3.9 million of horizontal tunnels, raises, ramps, and declines (Fiscal 2020 –3,327 metres or $2.4 million) were completed and capitalized.

UPDATE ON MINING CONTRACTS RENEWAL AT THE YING MINING DISCTRICT

The Company updates that the Company has successfully negotiated and renewed contracts with all mining contractors at the Ying Mining District, except one that worked at the LME mine. The renewed contracts with terms of two to three years represent an overall 14.5% increase compared to previous contracts, reflecting i) increased social welfare contribution for the contractors’ workers; ii) increased insurance coverage for contractors’ workers; and iii) increases in the prices per tonne ore mined and per meter of tunneling developed by contractors. Based on the renewed contracts and assuming the same work done in Fiscal 2021, the total annual increase is estimated at $5.0 million; however, this is expected to be offset by reduced tunneling going forward as recent drilling activities in previously mining areas has defined resources that require minimal development.

The previous mining contractor at the LME mine was terminated as no agreement was able to reach. The Company has hired most of the previous workers to work at the mine as internal contractors.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, May 21, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International Toll: 416-764-8650

Conference ID: 57492576

Participants should dial-in 10 – 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company’s website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed and given consent to the technical information contained in this news release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis (“MD&A”), Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR under the Company’s profile at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. This earnings release refers to various alternative performance (non-IFRS) measures, such as cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, cash production cost and all-in sustaining production cost per tonne of ore processed, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance, and may differ from methods used by other companies with similar description. Accordingly, to facilitate a better understanding of these measures as calculated by the Company, please refer to section 12 of the corresponding MD&A for detailed description and reconciliation.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc. Lon Shaver Vice President Phone: (604) 669-9397 Toll Free 1(888) 224-1881 Email: investor@silvercorp.ca Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.